SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                   SEC FILE NUMBER:  000-25811


[  ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[XX] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:   SEPTEMBER 30, 2001
                  -----------------------

     [ ] Transition Report on Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-QSB
     [ ] Transition Report on Form N-SAR


     For the transition period ended ________________________.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


                 PART I - Registrant Information


     Full Name of Registrant:       MILLENNIA AUTOMATED PRODUCTS, INC.
     Former Name if Applicable:     Not Applicable

     Address of Principal Executive Office (Street and Number):

     236 So. Rainbow Blvd, Ste. 489, Las Vegas, Nevada       89128
       __________________________________________________    __________


                PART II - Rules 12b-25 (b) and (c)

     [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     [X] The subject quarterly report on 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

     [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                       PART III - Narrative

         Management has been unable to review the financial statements for the quarter within such time period as to allow the timely filing of this quarterly report.


                   PART IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

              Dennis Evans          (702) 363-0066

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

             [X]  Yes     [  ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [ ]  Yes     [X ]   No


     MILLENNIA AUTOMATED PRODUCTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       MILLENNIA AUTOMATED PRODUCTS, INC.



     Date: November 14, 2001             By: /s/ Dennis Evans
                                            -----------------------
                                            Dennis Evans,
                                            Temporary Chief Financial
                                            Officer, Assistant Secretary
                                            And Authorized Signatory